November 21, 2008
VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 000-51251
Dear Mr. Rosenberg:
     This letter constitutes the responses on behalf of LifePoint Hospitals, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) contained in your letter to the Company dated October 31, 2008 related to the above-referenced filing. We have recited the comments in bold type and have followed each comment with the response of the Company.
     Additionally, the Company hereby acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	The Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operations
Key Challenges, page 35
1.	Please revise your disclosure to include the following information:
a.	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other groupings. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
In response to your comment, the Company provides the following supplemental information:
The Company combines the aging information obtained from its hospitals and their differing patient accounting applications into two payor classifications: insured and uninsured receivables. The Company believes this combined aging with the two indicated payor classifications, in connection with other analytical tools, provides it with an appropriate basis upon which to determine the adequacy of the allowance for doubtful accounts. The primary collection risk relates to uninsured or self-pay patient accounts and patient accounts for which primary insurance has paid but patient deductibles and co-insurance portions remain outstanding. The Company intends to include disclosure to the following effect in its next periodic report (the Annual Report on Form 10-K for the year ending December 31, 2008) filed with the Commission:
The approximate percentages of billed insured and uninsured (includes self-pay, co-payments, deductibles and Medicaid pending) receivables in summarized aging categories are as follows as of the dates presented:

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

	December 31, 2006			December 31, 2007
	Insured	Uninsured		Insured	Uninsured
	Receivables	Receivables	Combined	Receivables	Receivables	Combined
0 to 90 days	84.8%	28.2%	58.0%	86.7%	24.3%	53.8%
91 to 150 days	8.1	17.5	12.6	7.1	14.9	11.2
151 to 360 days	6.7	39.9	22.4	5.6	47.1	27.5
over 360 days	0.4	14.4	7.0	0.6	13.7	7.5

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

b.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
In response to your comment, the Company provides the following supplemental information:
The Company classifies accounts pending Medicaid approval as uninsured receivables in its accounts receivable aging and records a contractual allowance for those accounts based on estimated facility-specific approval rates. Once an account has been approved for Medicaid, the balance is then classified as Medicaid. Management does not consider accounts pending Medicaid approval material for separate payor classification as accounts pending Medicaid approval represents less than 5% of the Company’s total accounts receivable. As noted in the Company’s response in question 1.a., it will disclose where these balances are classified in its aging table. In the event that Medicaid or other third-party accounts receivable pending approval become material, the Company will include the requested information in future filings.
The Company intends to include the disclosure to the foregoing effect in its next periodic report (the Annual Report on Form 10-K for the year ending December 31, 2008) filed with the Commission.
Critical Accounting Estimates, page 39

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

2.	The sensitivity analyses around certain critical accounting estimates appear to depict hypothetical changes in estimates and not reasonably likely changes. Please revise your sensitivity analyses for your critical accounting estimates to depict reasonably likely changes in these estimates. If the changes depicted are the reasonably likely changes, please disclose this fact and state how you determined these e.g. historical changes in the estimates, industry trends, etc.

The Company intends to include disclosure to the following effect in its next periodic report (the Annual Report on Form 10-K for the year ending December 31, 2008) filed with the Commission:

Allowance for doubtful accounts / provision for doubtful accounts

The largest component of the Company’s allowance for doubtful accounts relates to accounts for which patients are responsible, which the Company refers to as patient responsibility accounts or self-pay accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. The process of determining the Company’s allowance for doubtful accounts requires it to estimate uncollectible self-pay accounts. The Company’s estimate of uncollectible self-pay accounts is primarily based on the Company’s collection history, adjusted for anticipated changes in collection trends, if significant. The Company’s estimates may be impacted by changes in regional economic conditions, business office operations, payor mix and trends in federal or state governmental healthcare coverage or other third party payors. If the actual self-pay collection percentage differed by approximately 1.5% from the Company’s estimated self-pay collection percentage, income from continuing operations would change by approximately $0.8 million for the year ended December 31, 2007, and net accounts receivable would change by $1.3 million at December 31, 2007. This is considered to be a reasonably likely change in this critical accounting estimate, based on the Company’s historical collection percentages.

The Company determines the adequacy of its allowance for doubtful accounts utilizing a number of analytical tools and benchmarks. No single statistic or measurement alone determines the adequacy of the allowance.

Professional and general liability claims

Please refer to the Company’s response in question 4.b.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

The Company intends to include disclosure to the foregoing effect in its next periodic report (the Annual Report on Form 10-K for the year ending December 31, 2008) filed with the Commission.
Revenue recognition/ Allowance for contractual discounts, page 42
3.	Please revise your disclosure to include the following:
a.	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.
In response to your comment, the Company provides the following supplemental information:
The Company accounts for cost report final settlement adjustments as prior period contractual adjustments and records these contractual adjustments in future periods when cost report final settlements are received. Adjustments related to cost report final settlements, which represent changes in prior period estimates, increased the Company’s revenues by approximately $9.1 million, $13.5 million and $9.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. These prior period contractual adjustments include amounts for governmental payors Medicare and Medicaid, as well as certain Blue Cross payors. The Company disclosed these amounts in its Annual Report on Form 10-K for the year ended December 31, 2007, under “Management’s Discussion and Analysis — Critical Accounting Estimates — Revenue Recognition/Allowance for Contractual Discounts.”
Except for cost report final settlements, the Company’s patient accounting systems do not track current period changes in estimates of prior period contractual allowances. However, the Company believes that its contractual allowance systems provide a high degree of accuracy for estimated contractual allowances. For certain payors, such as Medicare, Medicaid, and some managed care payors with which the Company has contractual arrangements, the contractual allowances are calculated by computer logging systems based on

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

defined payment terms. For other payors, the contractual allowances are determined based on historical data by insurance plan.
The Company monitors its processes for calculating contractual allowances through:
•	review of payment discrepancy reports for logged payors;

•	analysis of historical contractual allowance trends based on actual claims paid by managed care payors;

•	review of contractual allowance information reflecting current contract terms;

•	consideration and analysis of changes in charge rates and payor mix reimbursement levels; and

•	other issues that may impact contractual allowances.
Based on the Company’s extensive monitoring process, as described above, and the fact that most of the Company’s contractual allowances are pre-defined or contractually based, the Company does not believe that differences between initial contractual allowance estimates and final contractual adjustments are significant, and therefore do not require disclosure. In the event that these adjustments become material, the Company will include the requested information in applicable future filings.
b.	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
In response to your comment, the Company provides the following supplemental information:
As mentioned in our response in question 3.a., the Company does not believe that differences between initial contractual allowance estimates and final contractual adjustments are significant, and therefore do not require disclosure. In the event that these adjustments become material, the Company will include the requested information in applicable future filings. In addition, as mentioned in our response in question 3.a., the Company discloses its adjustments related to cost report final settlements, which represent changes in prior period estimates, in its Annual Report on Form 10-K for the year ended December 31, 2007, under “Management’s Discussion and Analysis — Critical Accounting Estimates — Revenue Recognition/Allowance for Contractual Discounts.”

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

Professional and general liability claims, page 47
4.	Please revise your disclosure to include the following:
a.	Disclose and discuss any material changes in your estimate of loss reserves recorded in prior years;
In response to your comment, the Company provides the following supplemental information:
Professional and general liability claims are typically resolved over an extended period of time, often as long as five years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. The Company’s report of actuarial loss estimates is prepared quarterly. As a result of the variety of factors that must be considered, there is a risk that actual incurred losses may develop differently from estimates. The results of the Company’s quarterly completed actuarial calculations resulted in changes to its reserve levels of professional and general liability claims for prior years. As a result, this reduced the Company’s related professional and general liability insurance expense by $11.0 million and $11.8 million, for the years ended December 31, 2005 and 2006 respectively. For the year ended December 31, 2007, this increased the Company’s related professional and general liability insurance expense by $1.2 million.
The Company intends to include disclosure to the foregoing effect in its next periodic report (the Annual Report on Form 10-K for the year ending December 31, 2008) filed with the Commission.
b.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely; and,
In response to your comment, the Company provides the following supplemental information:

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

The Company’s estimates of its professional and general liability claim reserves are based upon actuarial calculations that are computed quarterly and are significantly influenced by assumptions and assessments regarding expectations of several factors. These factors include, but are not limited to: historical paid and incurred loss development trends; trends in the frequency and severity of claims, which can differ significantly by jurisdiction as a result of the legislative and judicial environment in such jurisdictions; coverage limits of third-party insurance; the effectiveness of the Company’s claims management process; and the outcome of litigation. Given the number of factors considered in establishing the reserves for professional and general liability claims, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.
The Company’s best estimate of its professional and general liability claim reserves utilizes a statistical confidence level that is 50%. Higher statistical confidence levels, while not representative of its best estimate, reflect reasonably likely outcomes upon the ultimate resolution of related claims. The following table illustrates the sensitivity of the reserve estimates at 70%, 80% and 90% confidence levels (in millions):

December 31, 2006 reserve:
As reported	$62.4
With 70% Confidence Level	$68.4
With 80% Confidence Level	$73.2
With 90% Confidence Level	$86.0
December 31, 2007 reserve:
As reported	$69.4
With 70% Confidence Level	$79.1
With 80% Confidence Level	$84.1
With 90% Confidence Level	$98.6
The Company intends to include disclosure to the foregoing effect in its next periodic report (the Annual Report on Form 10-K for the fiscal year ending December 31, 2008) filed with the Commission.
c.	Please tell us your basis under GAAP for discounting your professional and general liability loss reserves.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
November 21, 2008

In response to your comment, the Company provides the following supplemental information:
As mentioned in the Company’s response in question 4.a., professional and general liability claims are typically resolved over an extended period of time, often as long as five years or more. The Company has discounted its professional and general liability loss reserves to their present value using a discount rate of 5% at December 31, 2007. The Company selects a discount rate by using a risk-free interest rate that corresponds to the period when the claims are projected to be paid. The Company has the ability to reasonably estimate the amount and timing of payments based on the Company’s historical claims development. With respect to the GAAP basis for discounting the Company’s professional and general liability loss reserve estimates, the Company submits that its basis for discounting is supported by the American Institute of Certified Public Accountants Audit and Accounting Guide, Health Care Organizations (the “Guide”), which represents level B GAAP under the current GAAP hierarchy. Specifically, paragraph 8.13 of the Guide supports and acknowledges the discounting of professional and general liability loss reserves and states “Health care organizations that discount malpractice claims should disclose in the notes to the financial statements the amount of accrued malpractice claims that are discounted in the financial statements and the interest rate or rates used to discount those claims.” Appendix A of the Guide presents a sample hospital financial statement disclosure for medical malpractice claims in footnote 7 that acknowledges discounting accrued malpractice losses, which includes an estimate for unknown claims as well as settled claims.
Thank you for providing us with an extension of your original deadline for this response. If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 372-8512.
Sincerely,
/s/ David M. Dill
David M. Dill
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer

cc:	Dana Hartz, Staff Accountant
Don Abbott, Review Accountant